Exhibit 11
Computation of Basic and Diluted Earnings Per Common Share

A. Schulman Inc.
Computation of Basic and Diluted Earnings Per Common Share.

	Year ended August 31
	2005	2004	2003
Net income	$32,093,000	$27,906,000	$15,954,000
Dividends on preferred stock	53,000	53,000	53,000

Net income applicable to common stock	$32,040,000	$27,853,000	$15,901,000

Number of shares on which basic earnings per share is calculated:
Average outstanding during period	30,619,780	30,128,117	29,496,281
Add — Incremental shares under stock compensation plans	430,010	446,940	349,216

Number of shares on which diluted earnings per share is calculated	31,049,790	30,575,057	29,845,497

Basic earnings per share	$1.05	$0.93	$0.54

Diluted earnings per share	$1.03	$0.91	$0.53